

September 6, 2013

<u>Via E-mail</u>
Ms. Victoria Young
Clutterbug Move Management, Inc.
President, Chief Executive Officer and Director
29 Church Street
South Orange, New Jersey 07079

     Re: Clutterbug Move Management, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed August 28, 2013
              File No. 333-187248

Dear Ms. Young:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response and revised disclosure to comment 2 of our letter dated July 5, 2013. Please further revise your disclosure throughout the prospectus to remove the "we are deemed" and "we are considered" language. Your disclosure should clearly indicate that Clutterbug Move Management is a shell company.

<u>Calculation of Registration Fee Table, page ii</u>

2. Please revise column the "proposed maximum offering price" column to reflect the price per share, not the price per unit. Also revise the inconsistent descriptions of the offering price of the shares being registered under footnote 2 to the fee table on page ii, the offering summary on page 4, a risk factor on page 8, and elsewhere as necessary

Prospectus Summary, page 1

3. Please further revise to briefly describe the risks and consequences of failing to receive financing from Ms. Young regarding your intended marketing and expansion plan.

Risk Factors, page 5

If we are not be [sic] able to raise additional equity capital…, page 5

4. Please revise the net loss disclosure to match your reported financial figures.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 11

Results of Operations, page 13

5. Please provide the required disclosure in your results of operations for the year ended November 30, 2012 as compared to the inception to date period from December 29, 2010 to November 30, 2011 in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

6. We note the recent decreases in revenues are primarily attributable to a decrease in referrals from a care facility. Please discuss whether your revenue was solely from one particular care facility. If so, please revise to include a risk factor and discuss the potential risks with relying significantly upon one care facility for a majority or all of your revenues. Also, provide additional disclosure to explain the underlying reasons for the decrease in referrals. For guidance, please refer to Item 303(a)(3)(i)-(iv) of Regulation S-K. To the extent that you generated revenue from means other than care facility referrals, please disclose and discuss.

Our Business, page 18

Competition, page 20

7. Please further revise to explain how you sell and donate certain items. Disclose whether these proceeds are refunded back to the client, included in revenue, or some combination thereof. Additionally, please explain how you dispose of certain potentially environmentally harmful items. Please disclose and discuss if you engage a third party to perform any of these services.

Additional Information, page 30

8. We note your revised disclosure in response to comment 14 of our letter dated July 5, 2013. Please clarify in the last sentence on page 30 that, since you are not registering your common stock under Section 12(g), you will not (rather than "may not") be subject to the SEC's proxy rules, etc.

Ms. Victoria Young
Clutterbug Move Management, Inc.
September 6, 2013
Page 3

Report of the Independent Registered Public Accounting Firm, page F-2

9. Please ask your auditors to revise the fourth paragraph to state that the financial statements have been restated. Refer to AU Section 508.

Balance Sheets, page F-15

10. We note your response to comment 15. Please tell us why the balance sheet as of November 30, 2012 was not restated. We note the restatement on page F-3.

Note 3 – Restatement, pages F-11 and F-22

11. We note your response to comment 15. Please delete the reference to "comments received by the Securities and Exchange Commission." In addition, expand to disclose why your previous valuation was incorrect.

12. Please revise the column, "Restated as of May 31, 2012," to "Restated as of May 31, 2013" for the balance sheet and "Restated as of May 31, 2012" for the statements of income and cash flows.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Owen Naccarato, Esq.
        Naccarato & Associates